

August 22, 2012

Via Secure Email
Mr. Mark S. Peek
Chief Financial Officer
Workday, Inc.
6230 Stoneridge Mall Road
Pleasanton, CA 94588

   **Re: Workday, Inc.**
     **Amendment No. 1 to Confidential Draft Registration Statement on Form S-1**
     **Submitted August 1, 2012**
     **CIK No. 1327811**

Dear Mr. Peek:

   We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated July 26, 2012.

   Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1. For your response to prior comment 3, we are unable to find persuasive support for your statement you are "a leading provider of enterprise cloud-based applications for human capital management (HCM), payroll, financial management, procurement and employee expense management." The articles and press releases that you provided us do not clarify the basis of this statement and appear similar to statements on your website and press releases. Thus, it is unclear whether the authors of these articles or press releases had any basis to make the statements. Further, you indicate you are the only provider of all of these types of applications in cloud-based solutions. However, your statement implies that you are a leading provider in a variety of cloud-based applications, not the only one

that offers a comprehensive cloud-based solution in all of these areas. For example, it is unclear whether your procurement application is an industry leading cloud-based procurement solution, or if it just has nominal sales compared to your human resources applications. Please revise to clarify that you believe that you are the only provider that provides cloud-based solution in all the above categories. Otherwise, please provide us further support why you are a leader in each of the above categories and describe the criteria used, such as sales, market share, number of customers, etc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Common Stock Valuations, page 48

2. We note your response to prior comment 14 and revised disclosures. As previously requested, please tell us whether the same set of comparable public companies were used in determining your expected volatility for stock-based awards and in the market approach for determining the fair value of your common stock. Please also clarify whether the same changes were made to the group of companies used for estimating volatility and for the market approach in your valuations after May 2012. If the comparable companies used are different, please explain your basis for using a different group of peer companies.

3. We note your response to prior comment 15 and revised disclosures where you indicate that the series of events related to the growth of your common stock included "research and development activities, new customer contracting activities and hiring." Please revise to explain these events in further detail. For example, disclosures could be expanded to discuss the number of newly hired employee by function and the number of new customer contracts entered into during the period.

4. We note your response to prior comment 16 that you do not believe disclosure of the revenue multiples used in your valuations would be helpful to investors since the IPO price will likely be based upon different information and market conditions. Notwithstanding the likelihood of different information becoming available or potential changes in market conditions, the revenue multiples used at each valuation date, based on information available and market conditions present at the time, continue to appear relevant to an understanding of your valuations and changes therein unless there were minimal changes to the multiples used in each valuation. Please provide us with the multiples used in each valuation and revise to disclose the revenue multiples used in your valuations to the extent the changes in multiples were significant. If you believe that changes in revenue multiples did not have a significant impact on your valuations, please provide an analysis to support your view.

5.  We note your response to prior comment 17 where you indicate that in determining whether to apply a straight-line calculation, you consider the amount of time between the valuation date and grant date as well as whether a significant change in valuation has occurred between the previous valuation and grant date. Please revise to disclose this information in the filing.

6.  We note your revised disclosures in response to prior comment 21 did not include the expected impact that options granted after the balance sheet date will have on your financial statements. Please revise to disclose the amount of unrecognized stock-based compensation expense related to any such awards.

Management, page 68

7.  Your revised disclosure in response to prior comment 26 indicates that you will not avail yourself of the controlled company exemption of your prospective exchange. Please advise why you removed the disclosure on page 71 regarding your determination of the independence of your directors.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Polices

Revenue Recognition

Multiple Deliverable Arrangements, page F-9

8.  We note your responses to prior comments 33 and 34. In your responses you described your professional services in greater detail and indicated that you did not have stand-alone value for deployment services as of January 31, 2012. Please revise your revenue recognition policy disclosure to indicate the timing of revenue recognition for your multiple element arrangements that included deployment services as of January 31, 2012 and to indicate that your deployment services did not qualify as a separate unit of accounting as of January 31, 2012 including the reason why. Please refer to ASC 605-25-50-2(f) and (g).

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director